Exhibit 12.1

WESTLAKE CHEMICAL CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(thousands of dollars)

	For the six months ended June 30, 2016	For the years ended December 31,
		2015	2014	2013	2012	2011
Earnings
Income (Loss) before Income Taxes	$380,440	$963,441	$1,083,918	$942,172	$585,169	$401,432
Fixed Charges	32,900	70,261	64,755	60,593	65,002	65,583
Amortization of Capitalized Interest	—	—	—	—	—	—
Equity Investee Distributions	2,668	5,610	5,459	5,114	4,449	2,463
Capitalized Interest	(9,219)	(10,449)	(7,059)	(25,932)	(7,706)	(693)
Equity Investment (Income) Loss	(2,389)	(22,362)	864	(4,914)	(1,444)	(2,890)

Total Earnings Available for Fixed Charges	$404,400	$1,006,501	$1,147,937	$977,033	$645,470	$465,895

Fixed Charges
Interest Expense	$12,600	$34,656	$37,352	$18,082	$43,049	$50,992
Capitalized Interest	9,219	10,449	7,059	25,932	7,706	693
Amortization of Debt Issue Costs	417	2,004	1,673	1,459	1,514	1,683
Portion of Rentals	10,664	23,152	18,671	15,120	12,733	12,215

Total Fixed Charges	$32,900	$70,261	$64,755	$60,593	$65,002	$65,583

Ratio of Earnings to Fixed Charges	12.3	14.3	17.7	16.1	9.9	7.1